United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 1, 2019

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

1 March 2019

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 31 May 2018 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
22 February 2019	120	47.06	47.06	47.060000	BATS Global Markets (“BATS”)
22 February 2019	126	47.05	47.06	47.057937	Boston Stock Exchange (“BSE”)
22 February 2019	200	47.06	47.09	47.075000	IEX (“IEXG")
22 February 2019	87,954	46.43	47.18	47.040479	New York Stock Exchange (“NYSE”)
22 February 2019	200	47.06	47.06	47.060000	NYSE Arca (“PSE”)
22 February 2019	100	47.06	47.06	47.060000	CBOE EDGX Equity Exchange (“XDEX”)
25 February 2019	100	46.63	46.63	46.630000	BSE
25 February 2019	100	46.63	46.63	46.630000	IEXG
25 February 2019	149	46.63	46.63	46.630000	NASDAQ (“NASDAQ”)
25 February 2019	94,470	46.52	46.94	46.663126	NYSE
25 February 2019	181	46.63	46.63	46.630000	CBOE EDGA Equity Exchange (“XDEA”)
26 February 2019	4,724	46.64	46.77	46.703607	BATS
26 February 2019	991	46.63	46.78	46.721816	BSE
26 February 2019	126	46.66	46.685	46.677857	BATS Global Markets Secondary Exchange (“BYX”)
26 February 2019	1,500	46.74	46.78	46.770667	CFX Alternative Trading (“CFX”)
26 February 2019	300	46.67	46.72	46.700000	IEXG
26 February 2019	18,224	46.64	46.8	46.694117	NASDAQ
26 February 2019	73,898	46.57	47.74	47.061215	NYSE
26 February 2019	55,205	46.65	46.78	46.746098	OTC Markets (“OTC”)
26 February 2019	740	46.64	46.77	46.692189	PSE
26 February 2019	100	46.77	46.77	46.770000	XDEA
26 February 2019	292	46.66	46.69	46.679726	XDEX
27 February 2019	111,000	46.41	46.92	46.747107	NYSE
28 February 2019	112,000	46.71	47.2	47.036352	NYSE

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc, (ISIN: GB00BDCPN049)
Dates of purchases:	22, 25, 26, 27 and 28 February
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at: https://www.ccep.com/system/file_resources/5101/190301_Weekly_Buyback_Programme_trade_details_calcs_v1.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: March 1, 2019	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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